NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of Circuit City Stores, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on December 15, 2008, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company's November 10, 2008 announcement that it has filed a voluntary petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia. The Company's Canadian operations also will be seeking protection under the Companies' Creditors Arrangement Act in Canada ('CCAA'). The Company had also previously fallen below the NYSE's continued listing standard regarding $1.00 30-day average share price and had a closing price of $0.25 on November 7, 2008. 1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on November 10, 2008, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on November 10, 2008. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on November 10, 2008 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.